FILED BY WALDENCAST ACQUISITION CORP.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY:  OBAGI GLOBAL HOLDINGS LIMITED; MILK MAKEUP LLC
COMMISSION FILE NUMBER: 001-40207

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BeautyMatter: 2021 DEAL FLOW – THE MOST ACTIVE INVESTORS IN BEAUTY

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BeautyMatter: 2021 DEAL FLOW – THE MOST ACTIVE INVESTORS IN BEAUTY

FEBRUARY 07, 2022

Last year had plenty of ups and downs, but the interest in beauty among investors remains high because the sector continues to deliver strong returns. The BeautyMatter Deal Index tracked a total of 407 deals in 2021, a 52% increase from 2020 and a 48% increase from 2019. Growth investments (seed, venture, minority stakes) dominated the deal landscape, comprising 56% of deals and growing 59% from 2020. M&A (traditional mergers, acquisitions, and majority stakes) was a close second, comprising 40% of deals and growing 46% from 2020.

Historically, beauty founders have had two paths for growth and liquidity strategic acquisitions: by a beauty and consumer conglomerate or a private equity takeover. Last year, the number of transactions in the sector reached record levels with stiff competition among strategic buyers willing to pay hefty prices for high-growth assets.

Another dynamic was the emergence of new power players in the beauty landscape, expanding the universe of buyers, sellers, and investors, adding fuel to an already very frothy market. This significant trend transitioned from concept to reality, with groups seeing a white space beginning to assemble synergistic portfolios of brands unencumbered by legacy thinking. In the short term, it has created a concentrated burst of deals. Long term, the success of these "new strategics" has the potential of upsetting the big beauty status quo.

BeautyMatter has surfaced six of the most dynamic investors in the beauty space in 2021. Some still have dry powder and have already been active in 2022, while others are shifting their focus from acquisition to optimization and growth.

THE POWER PLAYERS 2021

bareMinerals

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Advent International and Orveon: Boston-based Advent International is one of the largest global private equity investors with holdings in the beauty sector. From 2013-2015, the firm held a majority stake in German-based retailer Douglas. In 2019, they made a majority investment in cult haircare brand Olaplex, brought in powerhouse CEO JuE Wong, and took the business public in an IPO in September 2021, beating expectations and raising over $1.55 billion. Advent maintained roughly 79.6 percent of the combined voting power in the company after the offering through associated investment funds.

In August 2021, the firm scooped up a trio of three struggling heritage brands—Laura Mercier, Buxom, and BareMinerals—from Shiseido Americas in a deal reported to be worth $700 million. Upon completing the transaction in December, Advent debuted a newly formed affiliate, Orveon, as a stand-alone collective of premium and prestige beauty brands. Pascal Houdayer serves as Chief Executive Officer of Orveon, or "Social Architect," as he describes himself, bringing more than 30 years of beauty industry and management experience. Operating Partner Janet Gurwitch, a respected beauty industry investor, founder, and former CEO of Laura Mercier, advised Advent on the transaction and will continue to advise the firm and the new company.

With Orveon, we are embarking on a journey to bring the world a new type of beauty company defined by solidarity, stark honesty and benevolent activism," said Pascal Houdayer. "We intend to unite these powerhouse brands and move to an era of innovative evolution, that will break down category barriers and societal conventions to form a sustainable face care expert.

In the short term, Orveon will focus on solidifying the culture of the business and ensure a thoughtful transitioning of the brands from Shiseido. Ultimately, the group will acquire additional brands building out a portfolio with a view of what the beauty landscape will look like in the next 10-15 years.

ÓLEO PARA A FACE
ÓLEO PARA O CORPO

ROSE INC
ROSE INC
ROSE INC
ROSE INC

Amyris: Leaders in biotechnology, Amyris started in 2003 with a grant from the Bill & Melinda Gates Foundation to create a molecule to treat malaria, and since that time they have become a vanguard in the biofuel revolution. Fast-forward, the business has evolved into a leading synthetic biotech company focused on servicing the beauty and personal care market, accelerating sustainable ingredients through fermentation and the company's proprietary Lab-to-Market operating platform. The business has developed and scaled 13 molecules with another 18 in the pipeline, and their ingredients are used in over 20,000 products from the world's top brands.

In 2016, Amyris developed a synthetic form of shark-derived squalene and incubated a beauty brand based on the ingredient as a marketing vehicle. Five years later, Biossance has generated $160 million in sales, and squalene represents 20% of Amyris' total revenue. Looking to replicate this success, and guided by CEO John Melo's vision of building "the L'Oréal of clean beauty," the company set about developing a portfolio of consumer brands deploying a bifurcated strategy of incubation and acquisition.

Clean baby brand Pipette, Purecane, a pioneering clean sweetener, and JVN, a haircare brand co-created with Queer Eye's Jonathan Van Ness were all incubated by Amyris between 2019-2021. The balance of the nine-brand portfolio came into the fold through an acquisition philosophy of buying small brands and growing them to deliver a 10x return or higher in four years or less rather than competing for established brands.

In October 2020, Amyris acquired 60% of Rose, Inc., the lifestyle media company founded by supermodel Rosie Huntington-Whiteley, launching a color cosmetics and skincare brand in August 2021. Terasana was the business’s first brand acquisition in February 2021, rebranded as a clean clinical skincare brand based on squalene and CBG, and relaunched last August. Costa Brazil was added to the portfolio in March 2021, and founder Francisco Costa assumed the role of Chief Creative Officer of Amyris. In April 2021, Amyris took a 70% stake in Gen Z-focused color brand EcoFabulous, and founder Marissa Shipman joined Amyris to lead brand innovation. Clean wellness brand Olika was acquired in June 2021, with President Alastair Dorward joining Amyris as Chief Brand Officer. Like many beauty portfolios, Amyris also invested in technology, acquiring Beauty Labs last year, a business pioneering the future of enhanced reality in beauty and wellness.

The result has been a flurry of dealmaking in 2021 that has created a portfolio of brands covering the spectrum of beauty categories, tapping current trends while assembling a C-suite of talent in the process. Amyris began 2022 announcing an agreement on exclusive terms to acquire the assets of MenoLabs, LLC, a women-founded company focused on menopause. It’s been reported that Amyris isn't planning other acquisitions as it currently has enough brands to cover 80-90% of the beauty market. Moving forward, creating and leveraging the synergies between the portfolio brands and growth will most likely be the focus of the business.

Kjær Weis
Cream Foundation
Crème de Teint
Kjær Weis
Kjær Weis

OBAGI
FOAMING GEL
1
OBAGI
TONER
2
OBAGI
3
OBAGI
4
OBAGI
5
OBAGI
HYDRATE
6
OBAGI
NU-DERM
Sun Shield
MATTE
Broad Spectrum SPF 50
Sunscreen Lotion

Waldencast Acquisition Corp and Waldencast Ventures: Waldencast was founded by Michel Brousset and Hind Sebti with a vision of building a digital-first multi-brand beauty and wellness platform by creating, acquiring, and scaling the next generation of high-growth, purpose-driven brands. The dynamic new fund invested in Costa Brazil in 2019 but officially debuted in March 2020, announcing three investments: luxury organic makeup brand Kjaer Weis, Brazilian DTC cosmetics brand Sallve, and male wellness digital platform Manual. Later in the year, C16 Biosciences, a sustainable alternative to palm oil, was added to the portfolio. In 2021, the group took a majority stake in Kjaer Weis, led a seed funding round in precision skincare brand Revea, launched luxury skincare range Whind, and divested of Costa Brazil.

In March 2021, the group launched a new operating and financial platform, Waldencast Acquisition Corp, which went public via a SPAC to provide beauty and wellness entrepreneurs with an alternative path to capture growth and take their brands to the next level. Their portfolio approach mitigates some risks by combining experienced beauty talent in business development and managing global operations, creating an ecosystem that allows sharing best practices, moving with agility, and capturing potential synergies across brands. Waldencast announced a $1.2 billion three-way business combination with Obagi and Milk Makeup as the first step in its strategy to build a global multi-brand platform.

Waldencast has built a team of seasoned beauty operators led by Brousset and Hind Sebti, who bring decades of experience operating and scaling global beauty brands at multinational companies like L'Oréal and Procter & Gamble. The group is just getting started on its journey and believes it will be an attractive home for emerging brands searching for global operational scale. For now, Waldencast Ventures and Waldencast Acquisition Corp will remain separate entities.

Fable Investments: Natura & Co joined many other strategic beauty companies to create a venture capital investment arm. The global beauty company currently consists of four brands—Natura, Aesop, The Body Shop, and Avon—operating in over 70 countries. Launched in March 2021, Fable Investments is managed independently from Natura & Co to ensure full commitment and autonomy to the investment portfolio while accessing the Natura & Co portfolio resources.

With Fable, Natura & Co intends to make 10 to 15 minority investments, ranging from a few hundred thousand dollars up to about $10 million, but will be able to take an active role in the business at both a strategic and operating level. The fund will consider holding assets longer than the traditional three- to five-year private equity investment horizon, with the possibility of acquiring some of the investments. Fable is looking for beauty and wellness brands with proof of concept as well as innovative technologies. As a Certified B Corp, social and environmental responsibility is a core tenet of all the Natura & Co portfolio brands. Investment partners must be purpose driven and aligned with this principle.

The fund is helmed by Managing Director Thomas Buisson, the former General Manager of Aesop in Europe, and Michael O'Keeffe, who remains Aesop's CEO; Paola Felipak, Principal; Sophia Sun, Analyst; Roger Schmid, Key Advisor; and Fabrice Hablot, Director. The fund plans to leverage Aesop's specific expertise in scaling without losing a brand's DNA to guide its investment brands.

Fable closed four deals in 2021. The fund's inaugural investment was in Lyn Harris' Perfumer H followed by a seed investment in LOLI Beauty, a $2 million investment in LA-based skincare brand Stratia, and participation in sexual wellness brand Maude's oversubscribed $5.8 million Series A.

To build a portfolio of 10-15 investments, Fable heads into 2022 with plenty of dry powder to deploy.

MYGLAMM
Shine on, beautiful!
Keep it Glamm!

POP
TAKE IT UP A POP

Baby Chakra
baby
Natural Baby Shampoo
Natural Baby Wash

The Good Glamm Group: Founded in 2017 by Darpan Sanghvi, MyGlamm is an omnichannel beauty brand offering a range of more than 800 SKUs across makeup, skincare, and personal care. While it is digital first, MyGlamm also has over 10,000 offline points of sales across 70 cities in India. Last year, the brand opened a 3,000-sq-ft interactive flagship that is six times larger than the average Indian beauty store. The business began its acquisition spree in July 2020 when MyGlamm acquired POPxo-Plixxo, making MyGlamm-POPxo-Plixxo the largest content-community-commerce platform in India.

In November 2021, the Mumbai-headquartered start-up announced the formation of The Good Glamm Group, which will act as the umbrella company for MyGlamm and its portfolio of brands. The group has more than 4 million customers and is available at over 20,000 digital and physical points of sale across India, acquiring 350,000 new customers every month on average. Content-to-commerce conglomerate The Good Glamm Group furthered its ambition of becoming India's largest CPG company by building a "digital Unilever" with an additional $150 million in funding at a $1.2 billion valuation.

Last year, it added India's largest parenting platform BabyChakra, and founder Naiyya Saggi joined the group as co-founder and President, charged with leading the Mom-Baby vertical. This was followed by the addition of ScoopWhoop, a digital media platform that operates online content verticals covering lifestyle, current affairs, and news, to the portfolio, as well as MissMalini Entertainment, an Indian media and influencer talent management network. They closed 2021 leading Sirona Hygiene's $13.5 million Series B funding round.

The dealmaking has continued into 2022, with the group snapping up creator analytics company Vidooly and influencer marketing platform Winkl. followed by taking a majority stake in Organic Harvest, marking its entry into the organic beauty and personal care space. The Good Glamm Group also spun off Plixxo, MissMalini, Winkl, and Vidooly to launch The Good Creator Co. with a $26.8 million seed investment.

The business has made seven acquisitions in the last 12 months, with a commitment to spend $100 million on innovative, fast-growing beauty and personal care brands. The Good Glamm Group is fast becoming a force to be reckoned with in the Indian beauty market, valued at $16 billion in 2020 and expected to grow at 12% per annum to $28 billion by 2025 according to a RedSeer report. Indian start-ups are on fire, with VC investment in Indian companies jumping to $39 billion in 2021, spawning 44 new Indian unicorns.

Moon Juice
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Resurfacing Exfoliator
Resurfaçage Exfoliant
COSMIC CREAM™
Collagen Protecting Moisturizer
Hydratante Collagène Protéger

AQUIS PRIME
01
WATER DEFENSE PREWASH
0,2
REBALANCING HAIR WASH
03
RAPID DRY HAIR TURBAN
04
RESTORATIVE LEAVE-IN CONDITIONER

True Beauty Ventures: True Beauty Ventures is the early-stage investment fund founded in 2020 by seasoned beauty industry veterans Rich Gersten and Cristina Nuñez predicated on a belief in the power of sector specialization. Their debut fund closed in August 2021 with more than $42 million backed by beauty founders and executives.

Gersten and Nuñez have extensive investing and operating experience that allows them to identify beauty, wellness, and personal care brands at an inflection point of breakout growth and helps them scale and exit successfully. As sector specialists, True Beauty has the flexibility to be stage agnostic, investing from Seed to Series C, writing checks from $1-5 million. In addition, they have an exclusive partnership with North Castle Partners, a leading consumer private equity firm, enabling them to pursue larger investment opportunities that require at least $10 million of capital.

The fund looks for business with some proof of concept, commercial traction of $1-2 million in sales, and an omnichannel growth strategy focused on narrow, productive distribution and product assortment.

But most importantly for them is a brand and a founder that have a proven ability to connect with their consumers and deliver an outstanding product that keeps them coming back. Gersten and Nuñez also gravitate towards founders that view True Beauty Ventures as strategic partners rather than just institutional investors.

The fund plans to make between 10 to 12 investments, and launched in 2020 making investments in Maude, Aquis and K18, Kinship, Feals, and Crown Affair. In 2021, True Beauty Ventures made a second investment in Maude, leading an oversubscribed $5.8 million Series A funding round. The fund kicked off 2022 by leading Moon Juice's recent $7 million Series C funding round.

While other investors closed more deals in 2021, True Beauty Ventures made our cut for the most active investors in beauty based on their participation in the ecosystem of indie brands and founders. Mentorship is engrained in the ethos of this new fund, and given the sector focus, True Beauty Ventures will continue to be an important player in beauty and wellness deal flow.

LOOKING FORWARD 2022

Deal flow continues at historic rates. The BeautyMatter Deal Index has already tracked 44 deals across the beauty and wellness ecosystem for 2022. Brands that received private equity investments in the last seven years, like Ilia and Tula, are taking advantage of the current market dynamics. On the other end of the spectrum, we're seeing the impact of a tough couple of years with BH Cosmetics filing for bankruptcy and AS Beauty snapping up struggling Color FX. Volatility will continue into 2022, but it’s shaping up to be another active year for investments in the beauty and wellness sector.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to proposed transactions between Obagi and Waldencast and Milk Makeup and Waldencast. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Obagi or Milk Makeup, the combined company or Waldencast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Waldencast intends to file a registration statement on Form F-4, or other appropriate forms, with the SEC, which will include a document that serves as a prospectus and proxy statement of Waldencast, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Waldencast shareholders. Waldencast also will file other documents regarding the proposed transactions with the SEC. Before making any voting decision, investors and security holders of Waldencast are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Waldencast through the website maintained by the SEC at www.sec.gov.

The documents filed by Waldencast with the SEC also may be obtained free of charge at Waldencast’s website at https://www.waldencast.com or upon written request to 10 Bank Street, Suite 560, White Plains, NY 10606.

Participants in the Solicitation

Waldencast, Obagi, and Milk Makeup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Waldencast’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Waldencast and information regarding their interests in the business combinations is set forth in Waldencast’s registration statement on Form S-1 (File No. 333-253370) filed with the SEC on March 15, 2021. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among Obagi, Milk Makeup and Waldencast, including statements regarding the intended benefits of the transactions, the anticipated timing of the transactions and the growth strategies of Waldencast, Obagi and Milk Makeup. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi, and Milk Makeup, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Waldencast’s securities, (ii) the risk that Waldencast shareholder approval of the proposed transactions is not obtained, (iii) the inability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the amount of funds available in Waldencast’s trust account following any redemptions by Waldencast’s shareholders, (iv) the failure to receive certain governmental and regulatory approvals, (v) the inability to complete the PIPE Investment or the Forward Purchase Agreements Investments, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Obagi Merger Agreement or the Milk Makeup Equity Purchase Agreement, (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (viii) the outcome of litigation related to or arising out of the proposed transactions, or any adverse developments therein or delays or costs resulting therefrom, (ix) the effect of the announcement or pendency of the transactions on Obagi’s or Milk Makeup’s business relationships, operating results, and businesses generally, (x) the ability to continue to meet Nasdaq’s listing standards following the consummation of the proposed transactions, (xi) costs related to the proposed transactions, (xii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi’s or Milk Makeup’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiv) the ability of Obagi and Milk Makeup to implement their strategic initiatives and continue to innovate their existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s registration statement on Form S-1 (File No. 333-253370), the registration statement on Form F-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Obagi, Milk Makeup and Waldencast assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Waldencast, Obagi, or Milk Makeup gives any assurance that Waldencast, Obagi or Milk Makeup, or the combined company, will achieve their expectations.